UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SodaStream International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068E105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M9068E105

1. Names of Reporting Persons Real Property Investment Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Liberia

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 2,101,333

6. Shared Voting Power 0

7. Sole Dispositive Power 2,101,333

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	2,101,333

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11. Percent of Class Represented by Amount in Row (9) 10.3%*

12. Type of Reporting Person (See Instructions) CO

* Calculation is based on 20,407,210 Ordinary Shares of the Issuer issued and outstanding as of November 8, 2012, as reported in the Issuer's Proxy Statement dated November 15, 2012.

Page 2 of 5 Pages

Item 1.

(a) Name of Issuer:

 SodaStream International Ltd.

(b)  Address of Issuer's Principal Executive Offices:

 Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel

Item 2.

(a)  Name of Person Filing:

 Real Property Investment Limited

(b)  Address of Principal Business Office or, if None, Residence:

 PO Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey, GY1 3HB

(c)  Citizenship

 Liberia

(d)  Title of Class of Securities

 Ordinary Shares

(e)  CUSIP Number

 M9068E105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        ☐         Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)        ☐         Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)        ☐         Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)        ☐         Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)        ☐         An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)        ☐         An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)       ☐         A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)       ☐         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)        ☐         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)         ☐          A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J);

(k)        ☐          Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  2,101,333*

(b) Percent of class: 10.3% †

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,101,333

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,101,333

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

___________________________

*	The 2,101,333 Ordinary Shares reported herein are beneficially owned by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of David Morris, a director of the Issuer. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares beneficially owned by Real Property Investment Limited.

†	Calculation is based on 20,407,210 Ordinary Shares of the Issuer issued and outstanding as of November 8, 2012, as reported in the Issuer's Proxy Statement dated November 15, 2012.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2013	REAL PROPERTY INVESTMENT LIMITED

By:	/s/ Roy Frank Le Hegarat
Name: Roy Frank Le Hegarat
Title: Director

By:	/s/ Peter Francis Griffin
Name: Peter Francis Griffin
Title: Director

Page 5 of 5 Pages

RESOLUTION (CORPORATION)

BE IT RESOLVED, that Roy Frank Le Hegarat, Director and Peter Francis Griffin, Director jointly, be hereby authorized to sell, assign and endorse for transfer, certificates representing stocks, bonds, or other securities now registered or hereafter registered in the name of this corporation and each, individually, be herby authorized to execute documents on behalf of the corporation for filing with the U.S. Securities Exchange Commission.

I, Susan Bowditch, Authorised Signatory of Cosign Limited, Corporate Secretary of

Real Property Investment Limited

incorporated under the laws of the Country of Liberia hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors of said corporation at a meeting duly held the 8th day of February, 2012, at which a quorum was present and voting, and that the same has not been repealed or amended, and remains in full force effect and does not conflict with the by-laws of said corporation.

Specimen of authorized signatory/ies

Roy Frank Le Hegarat ____________

Peter Francis Griffin ____________

(CORPORATE SEAL)

Date 8/2/2012

Secretary

Authorised Signatory
for COSIGN LIMITED
Corporate Secretary